Filed Pursuant to Rule 433
File No. 333-273505

(To Prospectus dated September 6, 2023 and
Preliminary Prospectus Supplement dated
April 1, 2024)

A final base shelf prospectus containing important information relating to the securities described in this document has been filed with the US Securities and Exchange Commission. A copy of the final base shelf prospectus, any amendment to the final base shelf prospectus and any applicable shelf prospectus supplement that has been filed, is required to be delivered with this document where required by applicable law.

This document does not provide full disclosure of all material facts relating to the securities offered. Investors should read the final base shelf prospectus, any amendment and any applicable shelf prospectus supplement for disclosure of those facts, especially risk factors and tax consequences relating to the securities offered, before making an investment decision. Investing in the Notes involves risks. See the “Risk Factors” sections of the Prospectus Supplement and the accompanying Prospectus.

CANADIAN IMPERIAL BANK OF COMMERCE

US$750,000,000 5.260% Senior Notes due 2029
(the “Notes”)

Pricing Term Sheet

April 1, 2024

Issuer:	Canadian Imperial Bank of Commerce (the “Bank”)
Pricing Date:	April 1, 2024
Settlement Date**:	April 8, 2024 (T+5)
Joint Book-Running Managers:	CIBC World Markets Corp. BofA Securities, Inc. Deutsche Bank Securities Inc. J.P. Morgan Securities LLC Morgan Stanley & Co. LLC
Co-Managers:

Barclays Capital Inc.
BNP Paribas Securities Corp.
Citigroup Global Markets Inc.
Goldman Sachs & Co. LLC
HSBC Securities (USA) Inc.
ING Financial Markets LLC
Loop Capital Markets LLC
Mizuho Securities USA LLC
MUFG Securities Americas Inc.
Natixis Securities Americas LLC
Santander US Capital Markets LLC
UBS Securities LLC
Wells Fargo Securities, LLC

Bail-inable Notes:

The Notes are bail-inable notes and subject to conversion in whole or in part — by means of a transaction or series of transactions and in one or more steps — into common shares of the Bank or any of its affiliates under subsection 39.2(2.3) of the Canada Deposit Insurance Corporation Act (the “CDIC Act”) and to variation or extinguishment in consequence, and subject to the application of the laws of the Province of Ontario and the federal laws of Canada applicable therein in respect of the operation of the CDIC Act with respect to the Notes. For a description of the Canadian bank resolution powers and related risk factors attaching to investment in the Notes, see information under the headings “Description of the Notes — Special Provisions Related to Bail-in Regime” and “Risk Factors” in the prospectus supplement relating to the Notes.

Use of Proceeds:	The net proceeds from the sale of the Notes will be added to the Bank’s funds and will be used for general corporate purposes.
Aggregate Principal Amount Offered:	US$750,000,000
Coupon (Interest Rate):	5.260%
Interest Payment Dates:	April 8 and October 8 of each year, commencing on October 8, 2024, and at maturity
Maturity Date:	April 8, 2029
Benchmark Treasury:	UST 4.125% due March 31, 2029
Benchmark Treasury Price/Yield:	99-02 ¾ / 4.330%
Spread to Benchmark Treasury:	+93 basis points
Yield to Maturity:	5.260%
Price to the Public:	100.000% of the principal amount plus accrued interest, if any, from April 8, 2024
Optional Redemption:

At any time prior to March 8, 2029 (one month prior to the maturity date of the Notes) (the “Par Call Date”), the Bank may redeem the Notes, in whole at any time or in part from time to time, at the Bank’s option, on at least 30 days’, but not more than 60 days’ prior notice, at a redemption price equal to the greater of:

(i)   100% of the principal amount of the Notes to be redeemed; and

(ii)  (a) the sum of the present values of the remaining scheduled payments of principal and interest on the Notes to be redeemed discounted to the redemption date (assuming the Notes to be redeemed matured on the Par Call Date), on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (as defined in the prospectus supplement) plus 15 basis points less (b) interest accrued to, but excluding, the redemption date;

plus, in either case, accrued and unpaid interest on the principal amount of the Notes to be redeemed to, but excluding, the redemption date.

In addition, at any time on and after the Par Call Date, the Bank may redeem some or all of the Notes at the Bank’s option, at a redemption price equal to 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest thereon to, but excluding, the redemption date.

Tax Redemption:

The Bank may redeem the Notes at its option in whole but not in part, upon the occurrence of certain events pertaining to Canadian taxation. This redemption would be at 100% of the principal amount, together with accrued and unpaid interest on the Notes to, but excluding, the redemption date.

CUSIP/ISIN:	13608JAA5 / US13608JAA51

The Bank has filed a shelf registration statement on Form F-3 (File No. 333-273505) and a preliminary prospectus supplement dated April 1, 2024 (including the base prospectus, the “Prospectus”) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the Prospectus and the documents incorporated therein by reference that the Bank has filed with the SEC for more complete information about the Bank and this offering.

You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Bank or any underwriter participating in the offering will arrange to send you the Prospectus and any document incorporated therein by reference if you request such documents by calling CIBC World Markets Corp. toll-free at (800) 282-0822; BofA Securities, Inc. toll-free at (800) 294-1322; Deutsche Bank Securities Inc. toll free at (800) 503-4611; J.P. Morgan Securities LLC at (212) 834-4533; or Morgan Stanley & Co. LLC toll-free at (866) 718-1649.

**We expect that delivery of the Notes will be made against payment therefor on or about April 8, 2024, which is five business days following the date of pricing of the Notes (this settlement cycle being referred to as “T+5”). Under Rule 15c6-1 of the U.S. Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade their Notes on any date prior to two business days before delivery will be required, by virtue of the fact that the Notes initially will settle in T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of Notes who wish to trade their Notes on any date prior to two business days before delivery should consult their own advisor.

Any legends, disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such legends, disclaimer or other notices have been automatically generated as a result of this communication having been sent via Bloomberg or another email system.

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